UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Blend Labs, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

09352U108
(CUSIP Number)

July 20, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	09352U108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Performance, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

13,255,684

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

13,255,684

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,255,684

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	09352U108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tiger Global Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

16,875,197

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

16,875,197

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,875,197

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

CUSIP No	09352U108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles P. Coleman III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

16,875,197

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

16,875,197

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,875,197

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	09352U108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Scott Shleifer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

16,875,197

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

16,875,197

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,875,197

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	09352U108

Item 1.	(a).	Name of Issuer:

Blend Labs, Inc.

(b).	Address of Issuer's Principal Executive Offices:

415 Kearny Street San Francisco, California 94108

Item 2.	(a).	Name of Person Filing:

Tiger Global Performance, LLC Tiger Global Management, LLC Charles P. Coleman III Scott Shleifer

(b).	Address of Principal Business Office, or if None, Residence:

Tiger Global Performance, LLC

Tiger Global Management, LLC

9 West 57th Street

35th Floor

New York, New York 10019

Charles P. Coleman III

c/o Tiger Global Management, LLC

9 West 57th Street

35th Floor

New York, New York 10019

Scott Shleifer

c/o Tiger Global Management, LLC

9 West 57th Street

35th Floor

New York, New York 10019

(c).

Citizenship:

Tiger Global Performance, LLC – Delaware limited liability company

Tiger Global Management, LLC - Delaware limited liability company

Charles P. Coleman III – United States citizen

Scott Shleifer – United States citizen

(d).	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share

(e).	CUSIP Number:

09352U108

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

13,255,684 shares deemed beneficially owned by Tiger Global Performance, LLC

16,875,197 shares deemed beneficially owned by Tiger Global Management, LLC

16,875,197 shares deemed beneficially owned by Charles P. Coleman III

16,875,197 shares deemed beneficially owned by Scott Shleifer

(b)	Percent of class:

6.4% deemed beneficially owned by Tiger Global Performance, LLC

8.1% deemed beneficially owned by Tiger Global Management, LLC

8.1% deemed beneficially owned by Charles P. Coleman III

8.1% deemed beneficially owned by Scott Shleifer

(c)	Number of shares as to which Tiger Global Performance, LLC has:

	(i)	Sole power to vote or to direct the vote	0

	(ii)	Shared power to vote or to direct the vote	13,255,684

	(iii)	Sole power to dispose or to direct the disposition of	0

	(iv)	Shared power to dispose or to direct the disposition of	13,255,684

Number of shares as to which Tiger Global Management, LLC has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	16,875,197

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	16,875,197

Number of shares as to which Charles P. Coleman III has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	16,875,197

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	16,875,197

Number of shares as to which Scott Shleifer has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	16,875,197

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	16,875,197

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are owned by advisory clients of Tiger Global Management, LLC and/or its related persons' proprietary accounts. None of such persons individually owns more than 5% of the Issuer's outstanding shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2021
(Date)

Tiger Global Performance, LLC	/s/ Charles P. Coleman III Signature Charles P. Coleman III Managing Member

Tiger Global Management, LLC	/s/ Charles P. Coleman III Signature Charles P. Coleman III Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III Signature

Scott Shleifer	/s/ Scott Shleifer Signature

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated July 30, 2021 relating to the Class A Common Stock, par value $0.00001 per share of Blend Labs, Inc. shall be filed on behalf of the undersigned.

July 30, 2021
(Date)

Tiger Global Performance, LLC	/s/ Charles P. Coleman III Signature Charles P. Coleman III Managing Member

Tiger Global Management, LLC	/s/ Charles P. Coleman III Signature Charles P. Coleman III Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III Signature
Scott Shleifer	/s/ Scott Shleifer Signature